December 7, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Division of Corporation Finance

Re:	HomeStreet, Inc.

Form S-1 Registration Statement

Registration No. 333-173980

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, HomeStreet, Inc., a Washington corporation (the “Company”), hereby requests that the effective date of the above-captioned registration statement be accelerated so that the registration statement will become effective at 4:00 p.m. Eastern Standard Time on December 7, 2011, or as soon thereafter as practicable.

In addition, we confirm the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HomeStreet, Inc.

/s/ Darrell van Amen
Darrell van Amen, Senior Vice President and Treasurer